ZEN Graphene Solutions Announces Filing of Patent
Applications under the Patent Cooperation Treaty

Guelph, ON - October 6, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, nanotechnology company focused on next-gen healthcare solutions, announces that it has filed a full international patent application for its ZENGuard™ compound under the Patent Cooperation Treaty (PCT). The company elected to file an international patent due to the global opportunities for its technology.

"We believe our ZENGuard™ technology is a key differentiator in the surgical mask market given its antimicrobial properties and its ability to significantly reduce the number of viable bacteria and virus particles that pass through the mask material. The unique, patent-pending science that enables these attributes is related to the bonding between the graphene oxide and silver, where the silver is chelated on its surface," commented Greg Fenton, CEO.

"Importantly, with the submission of our full international patent, Health Canada approval, and commercial opportunities in front of us, we are working diligently to maximize this opportunity for our shareholders. Further, this is an important demonstration of our ability to complete the journey from scientific breakthrough, patent filing, regulatory approval, then to commercialization. While our immediate focus is on transmission prevention, we look forward to replicating this success with our other healthcare opportunities and beyond. Our focus is to develop innovative nanotechnologies with our partners that improve people's lives, and we believe our current platform has an unparalleled opportunity to accomplish that." Mr. Fenton added.

Guelph University also filed a full international patent application under the PCT for the electrochemical exfoliation process to produce graphene oxide; this technology includes automation. ZEN has acquired the exclusive global rights to this technology, and it is being transferred from Guelph University to ZEN's Research and Develop facility for scale up.

About ZEN Graphene Solutions Ltd.

ZEN is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. ZEN is currently focused on commercializing ZENGuardTM, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Greg Fenton, Chief Executive Officer

Tel: 1(437) 220-8140

Email: gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.